UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 (Amendment____)

                           DYNAMIC APPLICATIONS CORP.
                                (Name of Issuer)

                    Shares of Common Stock, $0.0001 Par Value
                         (Title of Class of Securities)

                                   26784V 108
                                   ----------
                                 (CUSIP Number)

                             Grushko & Mittman, P.C.
                          551 Fifth Avenue, Suite 1601
                               New York, NY 10176
                            Telephone: (212) 697-9500
                            Facsimile: (212) 697-3575

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 1, 2008
                                ----------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 26784V 108
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    Spectrum Group Ltd.
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [_]
    (b) [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)
    WC
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)
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6.  Citizenship or Place of Organization: Belize City, Belize
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Number of                           7.  Sole Voting Power
Shares Beneficially                     21,000,000

Owned    By Each                    8.  Shared Voting Power
Reporting Person                        -0-

                                    9.  Sole Dispositive Power
                                        21,000,000

                                    10. Shared Dispositive Power
                                        -0-
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    21,000,000 shares of common stock (post forward-split on 2/5/09)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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13. Percent of Class Represented by Amount in Row (11) 24.378% of the issued and outstanding shares of common stock*
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14. Type of Reporting Person (See Instructions) CO
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*   Based 86,145,000 shares of the Issuer's common stock outstanding as of
    February 5, 2009.
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

Item 1. Security and Issuer

This statement relates to the common stock $0.0001 par value, of Dynamic Applications Corp., a Delaware Corporation (the "Issuer"). The principal offices of the Issuer are currently located at 216 Jaffa Street, Jerusalem Israel.

Item 2. Identity and Background

(a) The name of the person filing this statement: Spectrum Group Ltd., a Belize company (the "Reporting Person").

(b) The residence or business address of the Reporting Person is: Jasmine Court, 35A Regent Street, P.O. Box 1777, Belize City, Belize.

(c)The principal business of the Reporting Person is: Investments.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The reporting person is a citizen of: Belize.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person used $110,000 of its working capital as the sole consideration to purchase 21,000,000 shares of common stock of the Issuer.

Item 4. Purpose of Transaction

Pursuant to a Share Purchase Agreement and Subscription Agreement, the Reporting Personal purchased from Eyal Rosenberg & Eliezer Broideh 3,000,000 shares by Share Purchase Agreement and 4,000,000 shares by Subscription Agreement direct from the Issuer, amounting to a total of 7,000,000 (pre-split) shares of the common stock of the Issuer. As a result of such transaction, the Reporting Person acquired an interest of 24.378% of the issued and outstanding share capital of the Issuer. Such purchase was made for investment purposes.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 86,145,000 issued and outstanding shares of common stock as of February 5, 2009. The Reporting Person owns 21,000,000 shares (representing 24.378%) of the issued and outstanding common stock of the Issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 10, 2009

                                 SPECTRUM GROUP LTD.



                                 By: /s/ M. Meier
                                     --------------------------------
                                 Name:  M. Meier
                                 Title: Director




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).